News Release Communiqué de Pressee

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TOTAL S.A.
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Total Petrochemicals announces the successful completion of the expansion project at the Qapco ethane cracker in Qatar
Paris, September 4, 2007 - Qapco, the joint-venture between Industries Qatar (80%) and Total Petrochemicals 20%, has successfully started, in August 2007, its expansion project at its ethane cracker of Messaied in the South-East of Qatar.
Launched in 2003, this expansion project has added a parallel train of 200 kt per year of ethylene bringing the total ethylene capacity of the cracker to 720 kt per year. The investment of this new unit amounts to around 230 million US dollars. In addition to feeding both of Qapco’s low density polyethylene (LDPE) plants (400 kt per year), the cracker’s ethylene will also serve as a feedstock for its contemplated third LDPE line (250 kt), scheduled to start-up in the beginning of the next decade.
For Total Petrochemicals this expansion project underlines its will to hold a significant place in the development of the petrochemicals industry of the country, through the gas chain where the synergies between upstream and chemicals branches of the Group can be completely demonstrated. Supported by a competitive access to raw materials, this development policy in Qatar allows Total Petrochemicals to consolidate its presence in the Middle East and to secure a favorable position to reach the expanding polyolefin markets, in particular Asia.
Total Petrochemicals has been present in Qatar since 1974 through its participation in Qapco. It is also a partner with Qapco in the Qatofin project, currently constructing a 450 kt per year linear low density (LLDPE) polyethylene plant in the South and, together with Q-Chem, a world scale ethane cracker in the North with a capacity of 1.3 million tons per year of ethylene. Qapco’s expansion and the Qatofin Project were made possible by the additional ethane feedstock produced by the Dolphin Project in which Total is also a shareholder.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 95,000 employees put their expertise to work in every part of the industry – exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com